Exhibit 12.2

HRPT PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED
DISTRIBUTIONS

(dollars in thousands)

	Year Ended December 31,
	2008		2007		2006		2005		2004
Earnings:
Income from continuing operations	$83,306		$94,320		$221,910		$127,213		$138,942

Equity in earnings and gains (losses) on equity transactions of equity investments	—		—		(119,423)		(26,115)		(45,443)
Fixed charges before preferred distributions	180,193		171,459		165,903		143,663		118,212
Distributions from equity investments	—		—		5,387		22,646		24,572
Capitalized interest	—		(489)		(335)		—		—
Adjusted Earnings	$263,499		$265,290		$273,442		$267,407		$236,283

Fixed Charges and Preferred Distributions:
Interest expense (including amortization of debt discounts, premiums and deferred financing fees)	$180,193		$170,970		$165,568		$143,663		$118,212
Capitalized interest	—		489		335		—		—
Preferred distributions	50,668		60,572		44,692		46,000		46,000
Combined Fixed Charges and Preferred Distributions	$230,861		$232,031		$210,595		$189,663		$164,212

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.1	x	1.1	x	1.3	x	1.4	x	1.4	x